Exhibit 99.2

EUR bn, unless otherwise stated Group financial highlights Group financial highlights Note:Figures may not add up due to rounding differences Total noninterest expense excluding restructuring & severance, litigation, impairment of goodwill and other intangibles, policyholder benefits and claims Includes EUR 31m release of provisions for loan processing fees in 4Q2016 4Q2016 RWA (phase-in) are EUR 356bn, Leverage ratio (phase-in) is 4.1% (CRD4, fully loaded)

Litigation update
Litigation Reserves, in EUR bn



~ EUR 2 bn
7.6
5.5
~4.7
FY 2015
FY 2016

Achievements 2016	— Settled or otherwise resolved a significant number of large matters — Current reserves of EUR 7.6bn include EUR ~ 4.7bn for matters already settled/agreements-in-principle to settle have been reached.
Resolved matters without action	— **BaFin** closed special audits including those on interbank offered rates (IBOR), Monte dei Paschi di Siena and precious metals with no further action against the Bank or its employees *(Feb 2016)* — **Commodity Futures Trading Commission** dropped its investigations into alleged foreign-exchange manipulation *(Oct 2016)*
Settlements of large matters	— **RMBS:** Civil claims arising from DB's pre-financial crisis RMBS business in the US settled with Department of Justice *(Dec 2016)* — **Russia/ UK Equities Trading:** Regulatory enforcement investigations into DB's anti-money laundering control function settled with FCA and DFS *(Jan 2017)* — **Kaupthing CLNs:** Claims regarding DB-issued leveraged credit-linked notes referencing Kaupthing settled with plaintiffs *(Oct 2016)* — **IBOR:** Agreements-in-principle to settle four class actions in the US *(Dec 2016 and Jan 2017)* — **Precious Metals:** US civil litigations regarding the daily setting of gold and silver fixes settled with plaintiffs *(Jan 2016)* — **High Frequency Trading/ Dark Pools:** Allegations whether marketing materials adequately disclosed certain features and/or technical problems related to the Bank's dark pool and order router settled with SEC, New York Attorney General and FINRA *(Dec 2016)* — **Schickedanz:** Agreement reached including claim on alleged wrongful advice in relation to the 'Arcandor' bankruptcy *(Dec 2016)*

Deutsche Bank
Investor Relations

4Q2016 results
02 February 2017

3

NCOU lifetime achievements
EUR bn

	Jun 2012 [1]	Dec 2016	Change
RWA[2]	~128	9	(93)%
IFRS	~113	6	(95)%
CRD IV[3]	~206	8	(96)%
CET 1 benefit[4]	~200 bps		

Key De-risking items:

- Long dated derivative exposures, including Correlation portfolio
- Negative basis portfolios, including Monoline exposures
- Bond sales, Private Equity and Asset Backed Securities
- BHF
- The Cosmopolitan
- Maher Terminal (Prince Rupert & Port Elizabeth)
- Red Rock Resorts equity stake

- Equivalent to EUR ~8.5 bn in capital generation

(1) Jun 2012 RWA, IFRS and CRD4 represents restated positions which excludes Postbank and includes Special Commodities Group .
(2) Jun 2012 RWA also reflects Fully loaded Basel 3 impacts
(3) Jun 2012 CRD4 Leverage incorporates estimates for BCBS rules
(4) Bps calculation based on RWA and IBIT (excluding Litigation) during lifetime of NCOU.

Deutsche Bank
Investor Relations
4Q2016 results
02 February 2017
4

Revenues increased EUR 0.5 bn including a gain on sale related to the Hua Xia Bank Ltd. stake of EUR 0.8bn Provisions for credit losses increased primarily related to the shipping portfolio Adjusted Costs declined EUR 465 m reflecting lower performance related compensation 4Q2016 included EUR 1.6 bn Litigation which mainly relates to the DoJ RMBS settlement and EUR 1.0 bn impairments related to the sale of Abbey Life FX-adjusted deltas(1) CLP 3 1 (1) (34) 0 1 (13) 0 165 (3) 58 23 23 (38) 37 503 (70) 208 202 (416) (112) 630 676 (350) (981) (54) Total delta incl. FX effects FX effects Excluding FX effects (2) Revenues Impairments Policyholder benefits and claims Note: Comments refer to numbers excl. FX effects Quarterly Net Income Net income 4Q2016 vs 4Q2015, EUR m (3) Includes HXB impact EUR 694m(2) Note: Figures may not add up due to rounding differences To exclude the FX effects the prior year figures were recalculated using the corresponding current year’s monthly FX rates Net of Hua Xia Bank Ltd. impact (4Q2015 EUR 62m equity pick-ups and 4Q2016 EUR 756m gain on sale) Includes EUR 31m release of provisions for loan processing fees in 4Q2016

FX-adjusted deltas(1) Full year Net Income Net income FY2016 vs FY2015, EUR m CLP Excluding FX effects Total delta incl. FX effects FX effects (2) (52) (53) (26) (55) (0) (21) (40) 3 531 7 180 37 54 (1,567) (564) 207 (1) 254 (1,176) (663) (427) 1,717 284 2,821 4,402 129 Revenues Impairments Policyholder benefits and claims (3) Includes HXB impact EUR 793m (2) Note: Figures may not add up due to rounding differences To exclude the FX effects the prior year figures were recalculated using the corresponding current year’s monthly FX rates Net of Hua Xia Bank Ltd. impact (FY2015 EUR (175)m including equity pick-ups and revenues impairment; FY2016 EUR 618m gain on sale) Includes EUR 31m release of provisions for loan processing fees in 4Q2016

Costs EUR bn Note: Figures may not add up due to rounding differences Impairments refer to impairments of goodwill and other intangibles Includes EUR 31m release of provisions for loan processing fees in 4Q2016 Total noninterest expense excluding restructuring & severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims To exclude the FX effects the prior year figures were recalculated using the corresponding current year's monthly FX rates; reported noninterest expenses were EUR 9.0bn in 4Q15 and EUR 38.7bn in FY2015 4Q2016 noninterest expenses were EUR 0.3bn higher than FX-adjusted 4Q2015 Full year noninterest expenses were down by EUR 8.5bn Adjusted cost reductions in 4Q2016 and FY were driven by lower variable compensation 4Q2016 contains impairments of goodwill and intangibles triggered by the sale of Abbey Life Litigation in 4Q2016 included the effects from settlement with the DoJ regarding RMBS Noninterest expenses (4) Key facts (8.5) 29.4 (4) Impairments / Policyholder benefits and claims(1) Adjusted Costs(3) Restructuring /severance Litigation(2)

Adjusted Costs
EUR m

Adjusted Costs[1]

	4Q15 FX[2]	4Q16	FY15 FX[2]	FY16
Compensation and benefits	2,933	2,762	12,819	11,677
IT Cost	1,053	1,019	3,550	3,872
Professional service fees	676	672	2,199	2,305
Occupancy[3]	511	581	1,911	1,972
Bank levy / Deposit Protection Guarantee Schemes	108	51	890	771
Other	1,364	1,096	4,552	4,137
Adjusted Cost	**6,646**	**6,181**	**25,920**	**24,734**
Headcount[4]			101,104	99,744
therein: Internalisation[5]				1,971

Key facts FY2016 vs FY2015 FX

- Adjusted Costs are EUR 1,187m below prior year
- Compensation and benefits costs decreased by EUR 1,143m mainly due to lower performance related compensation
- IT cost up EUR 322m partially due to higher depreciation for self-developed software
- Professional service fees increased EUR 106m influenced by regulatory and strategic projects
- Occupancy cost are EUR 61m higher driven by a EUR 86m impairment charge in 4Q2016
- Bank Levy and Deposit Protection cost decreased by EUR 119m due to UK Bank levy double taxation relief and reduced deposit protection cost in Germany
- Other cost down EUR 415m due to lower operational losses, reduced amortisation for intangibles, divestments in NCOU and reductions in staff related non compensation expenses (e.g. travel, training)
- FTE down by 1,360 driven by Strategy 2020 measures including effect from sale of Private Client Services business in PWCC

Note: Figures may not add up due to rounding differences
(1) Total noninterest expense excluding restructuring & severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims
(2) To exclude the FX effects the prior year figures were recalculated using the corresponding current year's monthly FX rates
(3) Including furniture and equipment
(4) Internal full time equivalents at period end
(5) Internalisation as announced in October 2015 as part of Strategy 2020

Deutsche Bank
Investor Relations
4Q2016 results
02 February 2017
8

Tier 1 capital CRD4, fully loaded, EUR bn Events in the quarter Tier 1 capital Note:Figures may not add up due to rounding differences CET1 capital down by EUR (0.2)bn q-o-q to EUR 42.7bn as negative net income was offset by the benefit from the disposal of the stake in Hua Xia Bank Ltd. and FX effects EUR (1.9)bn net loss in the quarter EUR 0.9bn other, including the Hua Xia Bank Ltd. stake disposal benefit EUR 0.7bn FX effect (CET1 ratio neutral) Common Equity Tier 1 Additional Tier 1 capital 4.6 4.6

RWA CRD4, fully loaded, EUR bn Events in the quarter 4Q2016 fully loaded CET1 ratio of 11.9%, ~80bps above 3Q2016, including 54bps from disposal of 19.99% stake in Hua Xia Bank Ltd. RWA down by EUR (27)bn, including EUR (10)bn from disposals of Abbey Life (EUR (4)bn) and Hua Xia Bank Ltd. stake (EUR (6)bn) EUR (9)bn NCOU de-risking to below EUR 10bn target EUR (8)bn in GM, thereof EUR (6)bn seasonal RWA reduction and EUR (3)bn lower OR RWA EUR (5)bn CIB RWA optimisation initiatives (e.g. securitisations, hold book reduction and client rationalisation) partially offset by EUR 6bn FX effect (CET1 ratio neutral) Note:Figures may not add up due to rounding differences (1)Credit Valuation Adjustments Excluding the stake in Hua Xia Bank Ltd. Including EUR 2bn higher DTA-related RWA under 10/15% rule following the disposal of the stake in Hua Xia Bank Ltd. (1) 30 Sep 2016 31 Dec 2016 Q-o-Q Change Therein FX GM 164 158 (6) 2 CIB 82 80 (3) 2 DeAM 13 9 (4) 0 PW&CC(2) 43 44 1 0 Hua Xia Bank Ltd. stake 6 0 (6) 0 Postbank 45 42 (3) 0 NCOU 18 9 (9) 0 Other(3) 14 16 2 0 Total 385 358 (27) 6 CET1 ratio, phase-in 12.6% 13.5% CET1 ratio, fully loaded 11.1% 11.9%

Pillar 2 Requirements – DB above required minimum levels Events in the quarter ECB notified DB of its Supervisory Review and Evaluation Process (SREP) conclusions for 2017, setting Pillar 2 minimum requirements for the Common Equity Tier 1 (CET 1) ratio at 9.51% on a CRR/CRD 4 phase-in basis This requirement includes the minimum Pillar 1 requirement of 4.5% the Pillar 2 requirement of 2.75% the capital conservation buffer of 1.25% the countercyclical buffer of currently 0.01% and the G-SIB buffer of 1.0% (phase-in of current buffer of 2.0% for Deutsche Bank) CET 1 ratio CRR/CRD 4 subject to transitional rules per CRR/CRD 4 Corresponding 2017 phase-in requirements are set for Tier 1 capital ratio (11.01%) and Total capital ratio (13.01%); as of 01 Jan 2017 our Tier 1 and Total capital phase-in ratios were 15.3% and 17.2%, respectively CET 1 Ratio vs. Pillar 2 CET 1 Requirements CRR/CRD 4 phased-in CET 1 Ratio, in % 2017 Pillar 2 Minimum Requirement 12.76% 2016 Pillar 2 Minimum Requirement Buffer of 325bps Buffer of bps

Leverage exposure CRD4, fully loaded, EUR bn Events in the quarter Fully loaded Leverage ratio at 3.5% in 4Q2016 vs 3.5% in 3Q2016 Leverage exposure down by EUR (7)bn, including FX effect of EUR 33bn. FX neutral decrease is EUR (39)bn Portfolio movements reflect de-leveraging of business assets (SFT EUR (49)bn; trading inventory EUR (7)bn) Increase in assets held at Group centre (‘Other’) reflects build up of cash element of liquidity reserves 30 Sep 2016 31 Dec 2016 Q-o-Q Change Therein FX GM 705 682 (23) 20 CIB 265 272 7 6 DeAM 4 3 (1) 0 PW&CC(2) 200 194 (6) 2 Hua Xia Bank Ltd. stake 3 1 (1) 0 Postbank 146 147 1 0 NCOU 15 8 (7) 0 Other 15 40 25 4 Total 1,354 1,348 (7) 33 Note:Figures may not add up due to rounding differences Security financing transactions Excluding the stake in Hua Xia Bank Ltd. Leverage ratio, fully loaded 3.5% 3.5% Leverage ratio, phase-in 4.1% 4.1% (1)

Funding and liquidity As of 31 December 2016, EUR bn Well diversified funding profile 72% from most stable funding sources Total funding sources(4): EUR 977bn EUR 218bn of Liquidity Reserves (EUR 200bn September) 128% Liquidity Coverage Ratio (increase vs. September 122%) Total Loss Absorbing Capacity of EUR 116bn Total funding sources(4) increased by EUR 20bn to EUR 977bn 72% of total funding from most stable sources, stable versus prior quarter In line with our funding plan as of 30th December 2016 EUR 31.8bn raised at 3mEuribor+129bps with average tenor of 6.7years Comments Note: Figures may not add up due to rounding differences. AT1 instruments are included in Capital Markets Capital markets issuance differs from Long Term debt as reported in our Group IFRS accounts primarily due to issuance under our x-markets programme which we do not consider term liquidity and differences between fair value and carrying value of debt instruments as reported in Consolidation and Adjustments Including Wealth Management deposits Funding sources exclude derivatives and other liabilities

Balance sheet overview
As of 31 December 2016, EUR bn



Assets (after netting)
1,077
Cash, central bank and interbank balances
193
Securities[(1)]
246
Repo / Securities borrowed[(2)]
102
Net loans
409
Derivatives[(3)]
45
Brokerage receivables[(4)]
38
Other assets[(5)]
44
178
Liquidity reserves
40
Liabilities & equity (after netting)
1,077
55
Unsecured Wholesale[(6)]
145
Trading liabilities[(7)]
499
Deposits, including
- Retail EUR 292bn
- Transaction banking EUR 199bn
36
Derivatives[(3)]
39
Brokerage payables[(4)]
60
Other liabilities[(5)]
183
Long-term debt[(8)]
60
Equity

Comments

- Net balance sheet of EUR 1,077bn represents the funding required after recognizing (i) legal netting agreements, (ii) cash collateral, and (iii) offsetting pending settlement balances to our IFRS balance sheet (EUR 1,591bn).
- Equity and long term debt of EUR 243bn represents >20% of net balance sheet
- 38% of assets are loans, of which 2/3rds are German mortgages or investment grade corporate loans
- Loan-to-deposit ratio of 82% with deposits exceeding loans by EUR 90bn
- Securities (mainly trading securities and liquid AfS securities), reverse repos, and cash of EUR 541bn substantially exceed short term unsecured wholesale and trading liabilities of EUR 200bn

Note: Figures may not add up due to rounding differences

(1) Securities include trading assets (excluding positive market values from derivative financial instruments), available for sale securities, and other fair value assets (including traded loans)

(2) Securities purchased under repurchase agreements and securities sold (at amortized cost and designated at fair value). Includes deductions of Master Netting Agreements of EUR 3bn

(3) Positive (negative) market values of derivative financial instruments, including derivatives qualifying for hedge accounting. Includes deductions for Master Netting Agreement and cash collateral received/paid of EUR 444 bn for assets and EUR 428 bn for liabilities

(4) Brokerage & Securities related receivables/payables include deductions of cash collateral paid/received and pending settlements offsetting of EUR 67 bn for assets and EUR 83 bn for liabilities

(5) Other assets include goodwill and other intangible assets, property and equipment, tax assets and other receivables. Remaining liabilities include financial liabilities designated at fair value other than securities sold under repurchase agreements / securities loaned, accrued expenses, investment contract liabilities and other payables

(6) As defined in our external funding sources, includes elements of deposits and other short-term borrowings

(7) Short positions plus securities sold under repurchase agreements and securities loaned (at amortized cost and designated at fair value). Includes deductions of Master Netting Agreements for securities sold under repurchase agreements and securities loaned (at amortized cost and designated at fair value) of EUR 3 bn

(8) Includes trust preferred securities and AT1

Deutsche Bank Investor Relations
4Q2016 results 02 February 2017
14

Segment results

Global Markets FY 2016 revenues were 14% lower y-o-y, impacted by a challenging environment for Equities, DB-specific concerns & the impact of Strategy 2020 implementation 4Q 2016 revenues were 3% lower y-o-y (2% higher ex- CVA/DVA/FVA) versus 4Q 2015. DB specific concerns adversely impacted client activity levels and funding costs in Equities in particular 4Q2016 Noninterest expenses decreased by 11% y-o-y due to lower litigation charges, lower compensation and non-compensation expenses and FX impact Noninterest expenses excluding impairments, litigation charges, restructuring charges and severance were down 3% y-o-y Note: Figures may not add up due to rounding differences 4Q2016 revenues include valuation adjustment items totaling EUR 249m loss (loss of EUR 170m in 4Q2015). First, EUR 3m CVA hedge loss (loss of EUR 195m in 4Q2015). Second, EUR 212m DVA loss (loss of EUR 31m in 4Q2015). Third, EUR 33m FVA loss (gain of EUR 56m in 4Q2015) Based on average shareholders' equity Based on average tangible shareholders’ equity

Sales & Trading revenues Sales & Trading Debt Sales & Trading revenues 4Q2016 FX revenues were higher y-o-y driven by higher client activity as a result of increased volatility particularly around US elections Rates revenues were flat y-o-y driven by solid client flow offset by challenging conditions towards the quarter end 4Q2016 Credit revenues were significantly higher y-o-y driven by strong performance in financing and solutions, commercial real estate and distressed businesses, particularly in the US Emerging Markets revenues were lower y-o-y driven by underperformance in CEEMEA. Asia Pacific Local Markets revenues were significantly higher y-o-y due to favorable conditions in Asia and a difficult prior year quarter Equity Sales & Trading revenues 4Q2016 Cash Equity revenues were lower y-o-y driven by lower commissions, especially in Europe arising from lower client activity Equity Derivatives revenues in 4Q2016 were higher compared to a very challenging prior year quarter due to improved trading performance 4Q2016 Prime Finance revenues were significantly lower y-o-y reflecting both higher funding costs and lower client balances

Note: Figures may not add up due to rounding differences Based on average shareholders' equity Based on average tangible shareholders’ equity Corporate and Investment Banking 4Q2016 IBIT and revenues flat y-o-y as strong revenue performance in Corporate Finance was counterbalanced by lower Transaction Banking revenues and favourable costs offsetting the higher loan loss provisions FY2016 revenues declined 7%. Within Corporate Finance, Advisory and Equity Origination significantly improved in 2H2016, while Transaction Banking revenues continue to suffer from low interest rate environment in Europe and depressed trade volumes and internal perimeter decisions FY2016 provisions are up significantly, primarily in the shipping sector FY2016 noninterest expenses excluding impairments, litigation, restructuring and severance down 6% reflecting lower compensation costs and savings from active cost management

Corporate and Investment Banking

Revenues



In EUR m
Advisory
Origination, Loan Products & Other
Transaction Banking
2,136
145
855
1,136
2,154
145
863
1,146
1,988
181
610
1,197
1,770
116
462
1,191
1,824
151
559
1,114
1,888
74
697
1,118
1,963
142
679
1,142
1,807
134
575
1,099
8,047
587
2,791
4,669
7,483
500
2,510
4,473
1Q 2Q 3Q 4Q
2015
1Q 2Q 3Q 4Q
2016
FY 2015
FY 2016

Key revenue features

Transaction Banking:

— TFCMC 4Q2016 9% down y-o-y. Performance has been impacted by persistent low interest rates in Europe, subdued trade volumes combined with ongoing portfolio management measures, client perimeter and country exit initiatives. Margins remain flat and business remains strong

— IC&SS 4Q2016 down 6% y-o-y, while Security Services performance was maintained, Institutional Cash revenue continue to be impacted by ongoing business perimeter decisions and country exits

Origination:

— Equity Origination 4Q2016 up 6% y-o-y with significant fees from landmark deals for Innogy and Gores. Strong momentum in IPOs with pipeline building, particularly in US

— Debt Origination 4Q2016 up 57 % y-o-y with the leverage loan market returning to more normalized market dynamics against unseasonal weakness in 4Q15 with notable slow down in market activity and liquidity

Advisory:

— Advisory 4Q2016 up 15 % y-o-y partially due to a weaker 4Q2015, but also reflecting stronger momentum. Market activity has been stronger in the second half of the year with DB acting as lead adviser to BAT on the biggest M&A deal approved in 4Q2016

Deutsche Bank
Investor Relations
4Q2016 results
02 February 2017
19

Private,Wealth & Commercial Clients

Income before income taxes

In EUR m



404
483
(1,135)
(527)
62
187
117
701
(774)
1,068
1Q 2Q 3Q 4Q
2015
1Q 2Q 3Q 4Q
2016
FY FY
2015 2016

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	4Q 2016	FY 2015	FY 2016
Restructuring and severance	(3)	(1)	0	(591)	(70)	(69)	2	(40)	(595)	(177)
Litigation [3]	(3)	(20)	(20)	1	(4)	(28)	1	32	(41)	1
Impairments [4]	0	0	(1,006)	(6)	0	0	0	0	(1,011)	0
Hua Xia Bank IBIT	123	143	(505)	62	(124)	5	(21)	756	(177)	616

Note: Figures may not add up due to rounding differences
(1) Based on average shareholders' equity
(2) Based on average tangible shareholders' equity
(3) Includes EUR 31m release of provisions for loan processing fees in 4Q2016
(4) Includes goodwill / other intangible impairment; excl. Hua Xia Bank Ltd.

Key features

In EUR m	**4Q16**	4Q15	4Q16 vs. 4Q15	**FY16**	FY15	FY16 vs. FY15
Net revenues	**2,379**	1,877	27%	**7,717**	7,510	3 %
Prov. for credit losses	**(95)**	(92)	3%	**(255)**	(300)	(15)%
Noninterest exp.	**(1,583)**	(2,311)	(31)%	**(6,394)**	(7,983)	(20)%
IBIT	**701**	(527)	n.m.	**1,068**	(774)	n.m.
CIR	**67%**	123%	(57) ppt	**83%**	106%	(23) ppt
Invested assets	**424**	503	(16)%	**424**	503	(16)%
Post-tax RoE [1]	**20.6%**	(14.2)%	35 ppt	**7.8%**	(4.9)%	13 ppt
Post-tax RoTE [2]	**25.2%**	(18.0)%	43 ppt	**9.4%**	(6.3)%	16 ppt

- FY2016 IBIT included a positive contribution from the sale of Hua Xia Bank Ltd. stake; FY2015 IBIT impacted by impairments and significantly higher restructuring and severance than in FY2016
- 4Q2016 revenues included a contribution of EUR ~750m from sale of Hua Xia Bank Ltd. stake. Revenue base reduced after the 3Q2016 sale of the Private Client Services unit (PCS). Excluding both items, revenue decline of 7% compared to 4Q2015
- 4Q2016 noninterest expenses decline mainly due to lower restructuring and severance as well as software write-off of EUR ~(120)m in 4Q2015. Excluding these items, noninterest expenses down despite continued investments in digitalization and strategy implementation
- 4Q2016 net outflows on Invested Assets of EUR (24)bn mainly in Wealth Management in October 2016 following the negative DB market perception

Deutsche Bank
Investor Relations
4Q2016 results
02 February 2017
20

Private,Wealth & Commercial Clients: Business Units

Revenues

Private & Commercial Clients, in EUR m [1]



1,429
1,393
1,454
1,312
1,362
1,365
1,264
1,227
5,588
5,218
1Q 2Q 3Q 4Q
2015
1Q 2Q 3Q 4Q
2016
FY FY
2015 2016

Wealth Management, in EUR m



539
555
501
502
498
490
497
396
2,097
1,880
1Q 2Q 3Q 4Q
2015
1Q 2Q 3Q 4Q(2)
2016
FY FY
2015 2016

Therein : Private Client Services, in EUR m

57	66	61	61	48	48	81	(16)	244	161

Key revenue features

Private & Commercial Clients (PCC)

- FY2016 PCC revenues down 7% versus FY2015 driven by the ongoing low interest rate environment and reduced client activity in a more difficult market environment
- In 4Q2016, total PCC revenues down 6% versus 4Q2015 in a quarter with significant progress in strategy execution, especially in PCC Germany. Lower Investment & insurance product and Deposit revenues partly compensated by continued growth in Credit product revenues, reflecting higher volumes. In PCC International, total revenues stable compared to 4Q2015

Wealth Management (WM)

- FY2016 WM revenues down 10% and excluding the Private Client Services unit (PCS) down 7% versus FY2015 impacted by the more difficult market environment, compounded by reduced client activity, negative DB market perception and strategic de-risking initiatives
- 4Q2016 WM revenues down 21% and excluding PCS down 7% versus 4Q2015 reflecting lower Management Fees (reduced client activity) and lower Net interest revenues (lower volumes and margins as well as the impact of deleveraging activities). 4Q2016 revenues stable in WM's Asia Pacific and Germany client coverage areas and slightly positive in the US Private Bank

(1) Includes revenues of the Business Units PCC Germany and PCC International; excludes revenues from Hua Xia Bank Ltd.
(2) Decline driven by PCS deconsolidation effect

Deutsche Bank
Investor Relations

4Q2016 results
02 February 2017

21

Note: Figures may not add up due to rounding differences Net revenues ex mark to market movements on policyholder positions in Abbey Life Noninterest expenses ex policyholder positions in Abbey Life and impairments In EUR bn Based on average shareholders’ equity Deutsche Asset Management Deutsche Asset & Wealth Management Impairments 4Q2016 recorded negative IBIT of EUR 753m due to impairments of EUR 1bn predominantly related to the sale of Abbey Life While 4Q2016 revenues profited from an increase in performance and transaction fees, the headline figure (ex Abbey Life gross-up) was down 4% impacted by negative fair value of guaranteed products and reduced management fees Noninterest expenses rose due to impairments of goodwill and other intangible assets, partially offset by lower compensation cost and a reversal of a specific cost item incurred in 4Q2015 FY2016 saw net asset outflows of EUR 41bn with a third driven by liquidity products yielding single-digit bps returns

Postbank

Income before income taxes

In EUR m



113
88
(2,486)
(312)
122
179
68
(2)
(2,596)
367
1Q 2Q 3Q 4Q
2015
1Q 2Q 3Q 4Q
2016
FY FY
2015 2016

	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY 2015	FY 2016
Restructuring and severance	1	(0)	0	(84)	(1)	(1)	(1)	(26)	(83)	(29)
Litigation	(0)	(0)	(1)	(13)	(4)	(27)	3	(29)	(14)	(58)
Impairments	0	0	(2,597)	0	0	0	0	0	(2,597)	0
Postbank NCOU IBIT	(72)	(35)	(85)	(274)	(55)	(73)	(69)	(94)	(466)	(291)

Key features

In EUR m	**4Q16**	4Q15	4Q16 vs. 4Q15	**FY16**	FY15	FY16 vs. FY15
Net revenues	**824**	615	34%	**3,366**	3,112	8%
Prov. for credit losses	**(63)**	(64)	(1)%	**(184)**	(211)	(13)%
Noninterest exp.	**(763)**	(863)	(12)%	**(2,815)**	(5,497)	(49)%
IBIT	**(2)**	(312)	(99)%	**367**	(2,596)	n.m.
CIR	**93%**	140%	(48) ppt	**84%**	177%	(93) ppt
Post-tax RoE [(1)]	**(0.1)%**	(12.8)%	13 ppt	**4.0%**	(21.5)%	26 ppt
Post-tax RoTE [(2)]	**(0.1)%**	(15.1)%	15 ppt	**4.2%**	(30.2)%	34 ppt

- Increase in revenues by 34% primarily related to ceased revenue burden from an adjustment to Bauspar interest provisions in 4Q2015 and to a lesser extent by sale of certain investment securities
- Stable development in provisions for credit losses despite rising loan volumes reflecting benign economic environment in Germany and good portfolio quality
- Non-interest expenses down by 12% in 4Q2016 due to continued focus on costs and headcount reduction (~550 FTE in 2016) and lower restructuring & severance cost
- Negative IBIT in 4Q2016 due to charges for litigation, restructuring & severance and negative contribution from Postbank NCOU

Note: Figures may not add up due to rounding differences
Postbank segment figures do not match Postbank stand-alone view figures due to separation cost and other items in C&A segment as well as further consolidation effects (e.g. PPA)
(1) Based on average shareholders' equity
(2) Based on average tangible shareholders' equity

Deutsche Bank
Investor Relations

4Q2016 results
02 February 2017

23

Note: Figures may not add up due to rounding differences Fully loaded, in EUR bn In EUR bn Non-Core Operations Unit Non-Core Operations Unit Net revenues include de-risking gains of EUR 40m Noninterest expenses higher due to litigation costs related to the DoJ RMBS settlement De-risking activity in 4Q2016 included the following reductions: RWA EUR ~ 9 bn CRD4 Leverage Exposure EUR ~ 7 bn IFRS assets EUR ~ 6 bn RWA below target of EUR <10 bn, at lower cost than originally planned Sale of Maher Port Elizabeth and Red Rock Resorts equity position closed in November 2016 Division now closed, residual assets transferred to core divisions

Consolidation & Adjustments Consolidation & Adjustments Note:Figures may not add up due to rounding differences From 2016 onwards, certain Liquidity Management activities previously included within the business segments are now being centrally managed by Treasury and therefore have been transferred to C&A and are reflected in the business segments on an allocated basis Valuation and Timing (V&T) reflects the effects from different accounting methods used for management reporting and IFRS Funding valuation adjustment (FVA) Excluding revenue effects 4Q2016 loss in C&A primarily due to negative effects from V&T differences of the Treasury portfolio. The main driver was the narrowing of DB’s own credit spread. Increasing interest rates and movements in cross currency basis spreads added to the negative result Positive funding valuation adjustment (FVA) on uncollateralized derivatives between GM and Treasury due to tightening of funding spreads 4Q2015 included a negative impact of EUR 358m Litigation costs related to infrastructure functions reallocated from GM to C&A

Outlook Adjusted Costs target 2018 of EUR <22bn expected to be achieved Whilst 2015 and 2016 were peak year for litigation, 2017 continues to be burdened by resolving legacy matters 2017 revenues expected to grow on the back of improved outlook – January start strong across almost all businesses Managing capital will remain focus, 12.5% target for YE 2018 reaffirmed Provisions for credit losses expected to mildly improve in 2017 RWA expected to grow in Q1 2017 to support business growth

Appendix

Appendix: Table of Contents 30 P&L details 41 NCOU details 43 CRD4 – Leverage Exposure and Risk Weighted Assets 44 Loan book 45 Impaired loans 46 Value-at-Risk Invested assets 47 Headcount 49

EUR bn Net revenues Net revenues (1)Figures may not add up due to rounding differences (2)Includes EUR (43)m unfavorable FX movements Contribution to Group revenues ex Consolidation & Adjustments by business segment (1):

Provision for credit losses EUR m 2015 (1) (1) 2015 Cost of Risk DB Group Cost of Risk Core Bank Cost of Risk(1) GM 1 5 0 43 15 39 30 58 50 142 CIB 50 39 90 163 136 115 176 244 342 672 PW&CC 80 74 54 92 36 66 57 95 300 255 Postbank 57 26 64 64 41 34 45 63 211 184 Note:Divisional figures do not add up due to omission of Deutsche AM; figures may not add up due to rounding differences (1)Provision for credit losses annualized in % of total loan book; total loan book see page 43 218 151 207 380 304 Core NCOU 259 956 2016 2016 327 492 1,383

Key drivers of credit loss provisions in 2016 Industry and Regional Breakdown of EUR 1,383m CLPs, 31 Dec 2016 CLPs by major industries CLPs by major regions Technology Consumer Industrials Homogeneous (1) Steel, Metals & Mining CLPs are determined with statistical approach, based on days past due; homogeneous portfolio composed by Retail clients (mainly in EMEA PW&CC and Postbank) Other includes mainly General Value adjustment bookings, not assigned to specific region

Group Shipping Loan Portfolio Portfolio well diversified by asset class (26% container, 21% bulker, 21% tanker, 7% ECA, 5% offshore, 20% other) and region (41% Germany, 28% Greece, 14% EMEA, 10% Nordic) and single names (top 15 at 25%) Provisions primarily driven by developments affecting the container and bulker segment, where structural oversupply still persists Impaired loan coverage increased to 43% (vs. 40% in 2015) per year-end 2016 In EUR bn Loan Portfolio Development (1) In EUR m Credit Loss Provision Loan exposure refers to gross loans, before deduction of allowances

Noninterest expenses, in EUR bn Reported and adjusted costs Cost: Reported and adjusted Compensation and benefits Noninterest expenses excl. compensation and benefits Note: Adjusted Costs is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted Costs is calculated by adjusting noninterest expenses under IFRS for the excluded items mentioned above. Figures may not add up due to rounding differences. Includes EUR 31m release of provisions for loan processing fees in 4Q2016 (1)

Litigation update EUR bn Litigation reserves Contingent liabilities Mortgage repurchase demands/reserves(1) Demands Reserves In USD bn In 4Q2016, Deutsche Bank continued to make progress resolving some of its highest risk and other legacy matters DOJ-RMBS (FIRREA) Russia/ UK Equities Trading with respect to FCA and DFS Kaupthing CLNs Four IBOR-related class actions in the US High Frequency Trading/Dark Pools Schickedanz Includes possible obligations where an estimate can be made and outflow is more than remote but less than probable for significant matters Increase q-o-q primarily driven by new civil litigations filed against the Bank and F/X effects. Reserves treated as negative revenues and decreased significantly from 3Q2016 to 4Q2016. The reduction is related to settlements funded in 4Q2016 that resolved outstanding repurchase demands, most significantly the settlement of five RMBS repurchase actions. Remaining reserves relate primarily to three outstanding RMBS repurchase cases. (1)Reserves for mortgage repurchase demands are shown net of receivables in respect of indemnity agreements from the originators or sellers of certain of the mortgage loans of USD 110m (EUR 98m) and USD 64m (EUR 61m) as of September 30, 2016 and December 31, 2016, respectively. Gross reserves were USD 444 million (EUR 395m) and USD 173m (EUR 164m) as of September 30, 2016 and December 31, 2016, respectively.

4Q2016: IBIT detail 2Q16: IBIT detail Note:Figures may not add up due to rounding differences (1)Includes EUR 31m release of provisions for loan processing fees in 4Q16

4Q2015: IBIT detail 2Q15: IBIT detail Note:Figures may not add up due to rounding differences

FY2016: IBIT detail 1H16: IBIT detail Note:Figures may not add up due to rounding differences (1)Includes EUR 31m release of provisions for loan processing fees in 4Q16

FY2015: IBIT detail 1H15: IBIT detail Note:Figures may not add up due to rounding differences

In EUR m, unless otherwise stated Post-tax RoTE Post Tax RoTE Note:Post-tax return on average tangible shareholders’ equity is calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity. Net income (loss) attributable to Deutsche Bank shareholders is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. At the Group this level reflects the reported effective tax rate for the Group, which was 22% for the three months ended December 31, 2016 and 21% for the prior year’s comparative period. The tax rate was (67) % for the year ended December 31, 2016 and (11)% for the prior year’s comparative period. (1)For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the applied tax rates were 35 % for all presented periods.

NCOU IBIT components EUR m Note:Figures may not add up due to rounding differences De-risking impact reported in LLPs are combined with revenues in the de-risking IBIT line NCOU (2,264) (3,207) Asset-driven Portfolio revenues De-risking IBIT(1) MtM/Other LLPs Costs Total Most significant Litigation matters now resolved. Cost reduction continues with residual cost to Core. Quarterly run rate EUR~80m (1,504) 79 (21) 23 30 (132) (21) (1,350) (122) (11) (133) Allocations & Other Items 509 412 (77) (102) (643) 99 392 (860) 46 (39) (566) (1,026) Allocated costs Other Total Litigation (489) (25) (514) (1,849) (410) (19) (430) (1,750) Reported IBIT Minimal IBIT expected from 2017 onwards FY2015 FY16 Future Outlook 4Q2016 Component

NCOU: Residual assets to be transferred EUR bn, as of 31 December 2016 Total IFRS assets Total RWA Operational Risk RWA to be reallocated across the divisions EUR 9 bn EUR 6 bn GM PW&CC CIB C&A GM PW&CC CIB C&A Operational Risk(1) Operational Risk(1) Credit Risk Market Risk RWA, fully-loaded

Leverage exposure and risk weighted assets CRD4, fully loaded, EUR bn Leverage Exposure vs. RWA(1) 171 Note:Figures may not add up due to rounding differences RWA excludes Operational Risk RWA of EUR 93bn Excludes any related Market Risk RWA which has been fully allocated to non-derivatives trading assets Lending commitments and contingent liabilities (3) (2) CRD4 – Leverage Exposure RWA

Loan book In EUR bn Note:Loan amounts are gross of allowances for loan losses. Figures may not add up due to rounding differences. 2015 2016 433 30-Sep 433 30-Jun 31-Mar 31-Dec

Impaired loans(1) Period-end, EUR bn Note:Figures may not add up due to rounding differences (1)IFRS impaired loans include loans which are individually impaired under IFRS, i.e. for which a specific loan loss allowance has been established, as well as loans collectively assessed for impairment which have been put on nonaccrual status (2)Total on-balance sheet allowances divided by IFRS impaired loans (excluding collateral); total on-balance sheet allowances include allowances for all loans individually impaired or collectively assessed (3)Impaired loans in % of total loan book (3) (3) 57% 58% 60% 62% 61% 9.4 8.7 8.1 8.2 7.6 7.4 61% 2015 2016 7.5 61% 61% 7.4

Value-at-Risk DB Group, 99%, 1 day, EUR m Average VaR Stressed VaR(1) (1)Stressed Value-at-Risk is calculated on the same portfolio as VaR but uses a historical market data from a period of significant financial stress (i.e. characterized by high volatilities and extreme price movements) 4Q2015 4Q2016 Æ 38 Æ 37 Æ 99 Æ 98 Æ27 Æ 78 1Q2016 Æ 37 Æ 89 2Q2016 3Q2016 Æ 28 Æ 77 20 40 60 80 100 120 140 160 180

Invested Assets / Client Assets – PW&CC EUR bn Note: Figures may not add up due to rounding differences Assets under Administration include assets over which DB provides non investment services such as custody, risk management, administration and reporting (including execution only brokerage) as well as current accounts / non-investment deposits Regional view is based on a client view Outflows primarily in September and October as a consequence of negative DB market perception; outflows in 2016 also reflecting strategic de-risking initiatives in WM 3Q2016 decline includes PCS deconsolidation impact of EUR (37) bn (affects both PW&CC and WM).

Invested Assets / Client Assets – AM
EUR bn

4Q2016 decline includes Abbey Life deconsolidation impact

	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016
Invested Assets	773	755	726	744	744	711	719	715	706	706
Assets under Administration (1)	54	53	51	54	54	57	63	65	68	68
Client Assets	828	808	777	798	798	768	782	779	774	774
Breakdown of Invested Assets	773	755	726	744	744	711	719	715	706	706
Regional										
therein: Americas	242	236	228	233	233	215	216	205	210	210
therein: Asia-Pacific	45	43	41	42	42	38	41	42	38	38
therein: EMEA ex GY	222	200	190	195	195	189	188	188	179	179
therein: Germany	264	276	266	274	274	270	274	279	279	279
Client View										
therein: Retail	338	330	314	333	333	301	312	310	315	315
therein: Institutional	435	425	412	411	411	410	408	404	391	391
Net New Money - Invested Assets	14	10	(4)	(3)	18	(12)	(9)	(8)	(13)	(41)
Regional										
therein: Americas	2	4	(3)	(4)	(1)	(10)	(6)	(8)	(7)	(31)
therein: Asia-Pacific	(0)	1	0	1	1	0	0	1	(0)	2
therein: EMEA ex GY	8	3	(4)	2	9	(3)	(3)	(2)	(5)	(12)
therein: Germany	4	3	3	(1)	8	2	(0)	(0)	(0)	0
Client View										
therein: Retail	15	12	5	(1)	32	(6)	(8)	(6)	(9)	(28)
therein: Institutional	(1)	(2)	(9)	(2)	(14)	(6)	(1)	(2)	(4)	(13)

Note: Figures may not add up due to rounding differences
(1) Assets under Administration include assets over which DB provides non-investment services such as custody, risk management, administration and reporting.

Deutsche Bank
Investor Relations
4Q2016 results
02 February 2017
47

Full-time equivalents, at period end Group headcount Group headcount

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 11 March 2016 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2016 Financial Data Supplement, which is accompanying this presentation and available at www.db.com/ir. Cautionary statements